Exhibit 77C

ROYCE FOCUS TRUST, INC.

At the 2005 Annual Meeting of Stockholders held on September 29, 2005, the Fund's stockholders elected four Directors, consisting of:
	Votes For	Votes Abstained
*Donald R. Dwight	12,467,299	123,891
**Stephen L. Isaacs	920,921	4,780
*William L. Koke	12,723,349	118,841
**David L. Meister	920,521	5,180

 *Common Stock and Preferred Stock Voting Together As A Single Class
**Preferred Stock Voting As A Separate Class